OMB APPROVAL
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                   UNITED STATES                     OMB Number : 3235-0058
                                                     Expires: January 31, 2005
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              WASHINGTON, D.C. 20549                 hours per response.... 2.50
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                   Form 12b-25                       SEC FILE NUMBER
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          NOTIFICATION OF LATE FILING                CUSIP NUMBER
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(Check One): |_|Form 10-K |_|Form 20-F |_|Form 11-K |X|Form 10-Q |_|Form N-SAR

                      For Period Ended: September 30, 2003

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________


  Read attached Instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

PART I - - REGISTRANT INFORMATION

Olympic Resources Ltd.
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Full Name of Registrant


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Former Name if Applicable

3355 West Alabama, Suite 950
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Address of Principal Executive Office (Street and Number)

Houston, TX 77098
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City, State and Zip Code


PART II - - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, l l-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

     See attached.

PART IV - - OTHER INFORMATION

(l)  Name and telephone number of person to contact in regard to this notification
           Michael B. Young          713            850-1880
           ----------------          ---            --------
                (Name)           (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached.



                             Olympic Resources Ltd.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2003                  By: /s/ Michael B. Young
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                                         Michael B. Young
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).

                         ATTACHMENT PAGE TO FORM 12b-25
                             OLYMPIC RESOURCES LTD.


PART III - NARRATIVE

     On September 10, 2003, Registrant completed a merger with Whittier Energy Company ("Whittier"), whereby a subsidiary of the Registrant merged with and into Whittier. Due to the merger, the Registrant has encountered delays in obtaining certain information that may affect the completion of the financial information for such entities. Therefore, the Registrant is unable to obtain all of the required financial information for the three months ended September 30, 2003, in order for the Registrant's Quarterly Report on Form 10-Q to be filed within the prescribed time period.

PART IV - OTHER INFORMATION

     Registrant will report net income between $200,000 and $300,000 for the three months ended September 30, 2003, and will report net income of approximately $136,000 for the three months ended September 30, 2002. The increase in net income relates to increased revenues from the Registrant's producing oil and gas properties between the two periods.

     The registrant will report a net loss between $100,000 and $125,000 for the nine months ended September 30, 2003, compared to net income of approximately $913,000 for the nine months ended September 30, 2002. The net loss as of September 30, 2003 principally relates to the Company's impairment of approximately $733,000 of investments in two drilling rig partnerships in June 2003. Comparably, net income for the nine months ended September 30, 2002 includes gains from the sale of oil and gas properties of approximately $862,000.